Human BioSystems, Inc.

1127 Harker Avenue

Palo Alto, California 94301

January 6, 2009

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

      Re:  Human BioSystems, Inc.

             Withdrawal of Form S-1

              File No. 333-155216

Dear Sir/Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, ESP Enterprises, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on November 7, 2008 (SEC File No. 333-155216) along with any exhibits filed thereto (the "Registration Statement").

Such withdrawal is requested, as the Company is renegotiating the terms of its financing with the investor, Dutchess Private Equities Fund, Ltd.   As a result, the Company determined that it should withdraw the S-1. The Registration Statement has not been declared effective by the Commission. Human BioSystems, Inc. plans to rely on Rule 155(c) for subsequent private offerings of its securities and utilize the "Safe Harbor" from integration provided by Rule 155.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Gregg E. Jaclin at (732) 409-1212.

Very truly yours,

Human BioSystems, Inc.

By:/s/ Harry Masuda

Harry Masuda

 Chief Executive Officer